UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 16 March 2022, with registration number 1365 (the “Execution II”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from Goldman Sachs International as the First Segment1 manager– that it has carried out the following transactions over BBVA shares in execution of the First Segment between 2 and 5 May 2022 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
02/05/2022	BBVA. MC	Purchase	XMAD	400.000	4,9132
02/05/2022	BBVA. MC	Purchase	CEUX	-
02/05/2022	BBVA. MC	Purchase	TQEX	-
02/05/2022	BBVA. MC	Purchase	AQEU	-
03/05/2022	BBVA. MC	Purchase	XMAD	7.630.207	4,9137
03/05/2022	BBVA. MC	Purchase	CEUX	1.568.444	4,9035
03/05/2022	BBVA. MC	Purchase	TQEX	-
03/05/2022	BBVA. MC	Purchase	AQEU	-
04/05/2022	BBVA. MC	Purchase	XMAD	6.734.188	4,8076
04/05/2022	BBVA. MC	Purchase	CEUX	2.200.000	4,8494
04/05/2022	BBVA. MC	Purchase	TQEX	225.000	4,8257
04/05/2022	BBVA. MC	Purchase	AQEU	-
05/05/2022	BBVA. MC	Purchase	XMAD	9.700.000	4,7852
05/05/2022	BBVA. MC	Purchase	CEUX	2.200.000	4,8694
05/05/2022	BBVA. MC	Purchase	TQEX	202.773	4,7704
05/05/2022	BBVA. MC	Purchase	AQEU	-
			TOTAL	30.860.612

The number of shares purchased to date as a result of the execution of the First Segment amounts to 132.386.847, which represent 65 % of the maximum cash amount.

[1]	“First Segment” has the same meaning as in the Execution II.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 6 May 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Segment between 2 and 5 May 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: May 6, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director